UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2012
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x	Form 40-F ____
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No x
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 5552-84-04-08 acastro@asur.com.mx	Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

ASUR Announces Total Passenger Traffic for
September 2012 Up 10.6% Year over Year

Mexico City, October 4, 2012 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for September 2012 increased by 10.6% when compared to September 2011.

This announcement reflects comparisons between September 1 through September 30, 2012 and 2011. Transit and general aviation passengers are excluded.

Domestic
Airport	September 2011	September 2012	% Change
Cancún	269,510	335,135	24.3
Cozumel	5,672	6,541	15.3
Huatulco	27,505	25,612	(6.9)
Mérida	86,499	85,837	(0.8)
Minatitlán	9,213	10,685	16.0
Oaxaca	31,920	33,138	3.8
Tapachula	11,548	11,069	(4.1)
Veracruz	61,447	63,587	3.5
Villahermosa	68,694	74,785	8.9
Total Domestic	572,008	646,389	13.0

International
Airport	September 2011	September 2012	% Change
Cancún	495,593	533,792	7.7
Cozumel	7,283	9,175	26.0
Huatulco	560	874	56.1
Mérida	4,366	5,123	17.3
Minatitlán	379	439	15.8
Oaxaca	2,754	2,658	(3.5)
Tapachula	451	475	5.3
Veracruz	7,697	7,659	(0.5)
Villahermosa	3,792	4,342	14.5
Total International	522,875	564,537	8.0

ASUR Page 1 of 2

Total
Airport	September 2011	September 2012	% Change
Cancún	765,103	868,927	13.6
Cozumel	12,955	15,716	21.3
Huatulco	28,065	26,486	(5.6)
Mérida	90,865	90,960	0.1
Minatitlán	9,592	11,124	16.0
Oaxaca	34,674	35,796	3.2
Tapachula	11,999	11,544	(3.8)
Veracruz	69,144	71,246	3.0
Villahermosa	72,486	79,127	9.2
ASUR Total	1,094,883	1,210,926	10.6

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

 - END -

ASUR Page 2 of 2

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: October 4, 2012